FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Banco Santander injects capital into Abbey to further strengthen UK subsidiary

On Sunday 12th October, the Executive Committee of Banco Santander S.A. (“Santander”) agreed to inject capital into its UK subsidiary, Abbey National plc (“Abbey”), fulfilling its agreed commitment to the UK government’s banking support scheme announced on Wednesday 8th October.

Before the impact of the capital injection, the company estimates that the combined UK subsidiaries (Abbey and Alliance & Leicester plc) would have a Tier 1 ratio of c.8% at the end of 2008. The amount of capital to be invested is £1billion, in line with the commitment made at the time of the acquisition of Alliance & Leicester plc that completed on Friday 10th October. The capital injection will improve the capital ratios by c.1.25%, and will be in place Monday 13th October.

As previously announced, Santander does not intend to use the UK government’s recapitalisation initiative with government funds, but strongly supports efforts to stabilise the operation of financial markets as shown by providing c. £1 billion of funding, at maturities between 3 and 6 months, to other UK banks last week.

- ENDS -

Media Enquiries:
Matt Young, Abbey Media Relations	Tel: 020 7756 4190
Anthony Frost, Abbey Media Relations	Tel: 020 7756 5632
Bruce Rush, Abbey Investor Relations	Tel: 020 7756 4275

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 13 October 2008	By / s / Scott Linsley
(Authorised Signatory)